Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Sreet
Washington, D.C. 20549
USA

06018219

SUPPL

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange
No. 17-2006 + 18-2006 + 19-2006.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Direct tel. +45 4911 1921
E-mail: dkguj@coloplast.com

RECEIVED
2006 NOV -7 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Stock Exchange Announcement no. 17/2006
Humlebæk, 13 October 2006

Closure of site in Lancing, UK

Coloplast today announces that its site in Lancing, UK, will be closed down by March 2007, and that production from the site will come to an end by December 2006. 75 employees will be affected by the closure, and Coloplast is assisting the affected employees in seeking new employment.

The site, which was acquired as part of the acquisition of Mentor's urology business on 2 June 2006, manufactures continence and ostomy products.

The closure is the result of a comprehensive consultation process with appointed Employee Representatives, after a review indicated that the operation in Lancing is not financially viable.

Production of ostomy products will be discontinued, whereas production of continence products will be relocated to contract manufacturing or to other Coloplast sites. Customers whose ostomy products are discontinued will be offered a more advanced product from Coloplast.

The closure has not had any financial effect in 2005/06. An update of the total one-time costs and synergies in relation to Coloplast's integration of Mentor's urology business will be provided in the financial statement for 2005/06, which is due on 15 November 2006.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information:
Investors and analysts: Executive Vice President, CFO Lene Skole, phone + 45 4911 1665 or Head of Investor Relations Jørgen Fischer Ravn, phone + 45 3085 1308
Media: Head of Media Relations, Jens Tovborg, phone +45 3085 1922.

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark

Tlf. +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Stock Exchange Announcement no. 18/2006
Humlebæk, 18 October 2006

Financial calendar for 2006/07

2006		
18	Oct.	Closing period until 15 November
15	Nov.	Financial Statement for the full year 2005/06 and Annual Report 2005/06
13	Dec.	Annual General Meeting
19	Dec.	Payment of dividends for 2005/06

2007		
18	Jan.	Closing period until 8 February
8	Feb.	Financial Statement for Q1 2006/07
24	Apr.	Closing period until 15 May
15	May	Interim Financial Statement 2006/07
26	Jul.	Closing period until 16 August
16	Aug.	Financial Statement for Q3 2006/07
23	Oct.	Closing period until 20 November
20	Nov.	Financial Statement for the full year 2006/07 and Annual Report 2006/07
18	Dec.	Annual General Meeting

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Head of Investor Relations Jørgen Fischer Ravn, phone + 45 4911 1308

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Stock Exchange Announcement No. 19/2006
Humlebæk, 26 October 2006

2005/06 Annual Report and Annual General Meeting

For your information, the Annual General Meeting of Coloplast A/S will be held on Wednesday, 13 December 2006 at 16.00 at the company's conference facilities in Humlebæk at the 3, Holtedam address.

As indicated in the Coloplast Annual Report 2004/05 we confirm that the financial statement of Coloplast A/S for the full financial year 2005/06 will be issued on Wednesday, 15 November 2006. At the same time the Annual Report will be available on the company's website www.coloplast.com.

Invitation convening the General Meeting will be sent to the shareholders on Wednesday, 29 November 2006. The printed version of the Annual Report will also be available on this date.

Sten Scheibye
President, CEO

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Head of Investor Relations Jørgen Fischer Ravn, telephone +45 4911 1308.